UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MOOG INC.

(Name of Issuer)

CLASS B COMMON STOCK

(Title of Class of Securities)

615394301

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 615394301

1.	NAMES OF REPORTING PERSONS MOOG INC. EMPLOYEES’ RETIREMENT PLAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER(1) 1,001,034
	6.	SHARED VOTING POWER(1) 0
	7.	SOLE DISPOSITIVE POWER 1,001,034
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,001,034
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.5%(2)
12.	TYPE OF REPORTING PERSON (See Instructions) EP

(1) The shares are voted by the Trustee as directed by the Moog Inc. Retirement Plan Committee.

(2) Based upon 4,259,495 shares of the Issuer’s Class B Common Stock issued and outstanding as of December 20, 2016 as reported by the Issuer in its Proxy Statement for its Annual meeting of Shareholders to be held on February 15, 2017.

Page 2 of 5 pages

Item 1.

(a)	Name of Issuer

Moog Inc.

(b)	Address of Issuer’s Principal Executive Offices

400 Jamison Road, East Aurora, New York 14052

Item 2.

(a)	Name of Person Filing

Moog Inc. Employees’ Retirement Plan

(b)	Address of Principal Business Office or, if none, Residence

Moog Inc. Employees’ Retirement Plan

c/o Moog Inc.

400 Jamison Road, East Aurora, New York 14052

(c)	Citizenship or Place of Organization

New York

(d)	Title of Class of Securities

Class B Common Stock

(e)	CUSIP Number

615394301

Item 3.	If the statement is filed pursuant to §§ 240.13d -1(b) or 240.13d -2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 3 of 5 pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,001,034

(b)	Percent of Class: 23.5%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,001,034 (see footnote (1) on page 2)

(ii)	Shared power to vote or to direct the vote: 0 (see footnote (1) on page 2)

(iii)	Sole power to dispose or to direct the disposition of: 1,001,034

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2017

Date

MOOG INC. EMPLOYEES’ RETIREMENT PLAN

By: /s/ Wilmington Trust

Wilmington Trust, Trustee

Page 5 of 5 pages